Exhibit 21.1

Subsidiaries of ERBA Diagnostics, Inc.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Delta Biologicals, S.r.l.	Italy
Diamedix Corporation	State of Florida
ImmunoVision, Inc.	State of Florida
Drew Scientific, Inc.	State of Delaware
JAS Diagnostics, Inc.	State of Florida
Erba Diagnostics Mexico S.A.	Mexico